Exhibit 99.1

Jupai Reports Second Quarter 2021 Results

SHANGHAI — September 24, 2021 — Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced its unaudited financial results for the second quarter of 2021 and the six months ended June 30, 2021.

SECOND QUARTER AND FIRST HALF 2021 FINANCIAL HIGHLIGHTS

●

Net revenues in the second quarter of 2021 were RMB95.7 million, a decrease of 11.8% from the corresponding period in 2020. For the first half of 2021, net revenues were RMB179.3 million, a decrease of 12.5% from the corresponding period in 2020.

For the quarter ended June 30
(RMB '000, except percentages)	Q2 2020	Q2 2020%	Q2 2021	Q2 2021%	YoY Change %
One-time commissions	47,785	44.0%	39,571	41.4%	-17.2%
Recurring management fees	32,697	30.2%	22,098	23.1%	-32.4%
Recurring service fees	27,955	25.8%	33,988	35.5%	21.6%
Total net revenues	108,437	100.0%	95,657	100.0%	-11.8%

For the six months ended June 30
(RMB '000, except percentages)	H1 2020	H1 2020%	H1 2021	H1 2021%	YoY Change %
One-time commissions	87,282	42.6%	70,797	39.5%	-18.9%
Recurring management fees	57,990	28.3%	46,924	26.2%	-19.1%
Recurring service fees	59,753	29.1%	61,611	34.3%	3.1%
Total net revenues	205,025	100.0%	179,332	100.0%	-12.5%

●

Income from operations in the second quarter of 2021 was RMB0.2 million, as compared to loss from operations of RMB13.9 million from the corresponding period in 2020. For the first half of 2021, income from operations was RMB3.7 million, as compared to loss from operations of RMB26.1 million from the same period in 2020.

●

Net income attributable to ordinary shareholders in the second quarter of 2021 was RMB2.0 million, as compared to net loss attributable to ordinary shareholders of RMB10.5 million from the corresponding period in 2020. For the first half of 2021, net income attributable to ordinary shareholders was RMB5.9 million, as compared to net loss attributable to ordinary shareholders of RMB30.4 million from the same period in 2020.

●

Adjusted net income attributable to ordinary shareholders (non-GAAP1) in the second quarter of 2021 was RMB5.5 million, as compared to adjusted net loss attributable to ordinary shareholders of RMB10.1 million from the corresponding period in 2020. For the first half of 2021, non-GAAP net income attributable to ordinary shareholders was RMB9.8 million, as compared to adjusted net loss attributable to ordinary shareholders of RMB27.3 million from the same period in 2020.

SECOND QUARTER AND FIRST HALF 2021 OPERATIONAL UPDATES

●	Total number of active clients[2] during the second quarter of 2021 was 567, as compared to 701 active clients during the second quarter of 2020.
●

The aggregate value of wealth management products distributed by the Company during the second quarter of 2021 was RMB1.9 billion, a 0.2% decrease from the corresponding period in 2020. For the first half of 2021, the aggregate value of wealth management products distributed by the Company was RMB3.8 billion, a 12.6% increase from the same period in 2020.

[1]	Jupai’s non-GAAP financial measures are derived from adjusting the corresponding GAAP financial measures by excluding the effects of share-based compensation and loss on litigation.
[2]	“Active clients” for a given period refer to clients who purchase wealth management products distributed by Jupai at least once during that given period.

Wealth management products distributed by the Company - breakdown by product type

	Three months ended				Six months ended
	June 30, 2020		June 30, 2021		June 30, 2020		June 30, 2021
Product type	(RMB in millions, except percentages)				(RMB in millions, except percentages)
Fixed income products	1,212	64%	1,567	83%	2,183	65%	2,651	71%
Private equity products	413	22%	-	-	625	19%	229	6%
Secondary market equity fund products	248	13%	235	13%	454	14%	740	20%
Other products	14	1%	82	4%	73	2%	134	3%
All products	1,887	100%	1,884	100%	3,335	100%	3,754	100%

●	Jupai’s coverage network as of June 30, 2021 included 32 client centers covering 30 cities, as compared to 36 client centers covering 34 cities as of June 30, 2020.
●	Total assets under management[3] as of June 30, 2021 were RMB33.1 billion, as compared to RMB37.6 billion from June 30, 2020.

Assets under management – breakdown by product type

	As of
	June 30, 2020		June 30, 2021
Product type	(RMB in millions, except percentages)
Fixed income products	11,949	32%	10,073	31%
Private equity products	23,453	62%	20,774	63%
Secondary market equity fund products	954	3%	1,130	3%
Other products	1,211	3%	1,084	3%
All products	37,567	100%	33,061	100%

“In the second quarter of 2021, investment sentiment among high-net-worth individuals remained stable amidst improved market expectations,” said Mr. Jianda Ni, Jupai’s chairman of the board and chief executive officer. “During the quarter, Jupai continued to adjust our business strategy and model to comply with market changes, developments within the wealth management industry, as well as regulatory requirements. We saw improved business performance and operational capabilities, with net revenue growing 14.3% quarter-on-quarter to RMB95.7 million. Under the new regulatory framework promoting the sustainable development of our industry, we remain optimistic in Jupai and the long-term prospects of China’s wealth management industry. We will continue striving to provide a diverse portfolio of high quality products and services for China’s high-net-worth individuals.”

“Jupai saw strong results in the second quarter as we launched a new incentive system and continued to build a team of elite financial advisors, with the amount raised per capita rising 4.4% to RMB9.7 million,” said Ms. Min Liu, Jupai’s chief financial officer. “Jupai continued to implement our new goal of ‘improving customer experience’, which helped drive the average transaction amount per customer to RMB3.32 million, a year-on-year increase of 23.5%, and a quarter-on-quarter increase of 8.1%. Jupai will continue to implement our ‘Asset Transparency System’ strategy to improve the quality of wealth management services as we work to create a new benchmark for value in our industry.”

[3]

“Assets under management” or “AUM” of Jupai refers to the amount of capital contributions made by investors to the funds managed by the Company, for which the Company is entitled to receive management fees. The amount of AUM of Jupai is recorded and carried based on the historical cost of the contributed assets instead of fair market value of assets for almost all AUM of Jupai. For assets denominated in currencies other than Renminbi, the AUM are translated into Renminbi upon their contribution, without interim value adjustments solely due to changes in foreign exchange rates. As a result, Jupai’s management fees for almost all its AUM are calculated based on the historical cost balance of the AUM.

SECOND QUARTER AND FIRST HALF 2021 FINANCIAL RESULTS

Net Revenues

Net revenues for the second quarter of 2021 were RMB95.7 million, an 11.8% decrease from the corresponding period in 2020, primarily due to decreases in one-time commissions and recurring management fees. Net revenues were RMB179.3 million for the first half of 2021, a decrease of 12.5% from the same period in 2020.

●

Net revenues from one-time commissions for the second quarter of 2021 were RMB39.6 million, a 17.2% decrease from the corresponding period in 2020, primarily due to the change in product mix. For the first half of 2021, net revenues from one-time commissions were RMB70.8 million, a decrease of 18.9% from the same period in 2020.

●

Net revenues from recurring management fees for the second quarter of 2021 were RMB22.1 million, a 32.4% decrease from the corresponding period in 2020, primarily due to the decrease in the value of assets under management. RMB0.3 million and RMB5.4 million carried interest was recognized as part of Jupai’s recurring management fees in the second quarter of 2021 and 2020, respectively. For the first half of 2021, net revenues from recurring management fees were RMB46.9 million, a 19.1% decrease from the same period in 2020. RMB0.3 million and RMB5.5 million carried interest was recognized as part of Jupai’s recurring management fees for the first half of 2021 and 2020, respectively.

●

Net revenues from recurring service fees for the second quarter of 2021 were RMB34.0 million, a 21.6% increase from the corresponding period in 2020. The Company recognized RMB15.0 million and RMB1.5 million variable performance fees in the second quarter of 2021 and 2020, respectively. For the first half of 2021, net revenues from recurring service fees were RMB61.6 million, a 3.1% increase from the same period in 2020. The Company recognized RMB19.6 million and RMB2.0 million variable performance fees for the first half of 2021 and 2020, respectively.

Operating Costs and Expenses

Operating costs and expenses for the second quarter of 2021 were RMB95.4 million, a decrease of 22.0% from the corresponding period in 2020. For the first half of 2021, operating costs and expenses were RMB175.6 million, a decrease of 24.0% from the same period in 2020.

●

Cost of revenues for the second quarter of 2021 was RMB41.9 million, a decrease of 32.6% from the corresponding period in 2020. This was primarily due to decrease in headcount of wealth management advisors and client managers. For the first half of 2021, cost of revenues was RMB79.3 million, a decrease of 36.1% from the same period in 2020.

●

Selling expenses for the second quarter of 2021 were RMB17.3 million, a decrease of 28.2% from the corresponding period in 2020, primarily due to the decrease in marketing and promotion activities. For the first half of 2021, selling expenses were RMB35.2 million, a decrease of 20.0% from the same period in 2020.

●

General and administrative expenses for the second quarter of 2021 were RMB37.8 million, a decrease of 11.4% from the corresponding period in 2020, mainly due to continuous improvement in operating efficiency. For the first half of 2021, general and administrative expenses were RMB62.9 million, a decrease of 19.3% from the same period in 2020.

●

Government subsidies received by the Company for the second quarter of 2021 was RMB1.6 million, a decrease of 75.1% from the corresponding period in 2020. For the first half of 2021, government subsidies were RMB1.9 million, a decrease of 87.6% from the same period in 2020. Government subsidies were recorded when received, with their availability and amount dependent upon government policies.

Operating margin for the second quarter of 2021 was 0.3%, as compared to negative 12.8% (-12.8%) for the corresponding period in 2020. For the first half of 2021, operating margin was 2.1%, compared to negative 12.7% (-12.7%) for the same period in 2020.

Income tax benefit for the second quarter of 2021 were RMB0.1 million, a decrease of 90.1% from the corresponding period in 2020, primarily due to taxable losses for the second quarter of 2021. For the first half of 2021, income tax expenses were RMB0.2 million, a decrease of 98.2% from the same period in 2020.

Net Income

●	Net Income
●

Net income attributable to ordinary shareholders for the second quarter of 2021 was RMB2.0 million, as compared to net loss attributable to ordinary shareholders of RMB10.5 million from the corresponding period in 2020. For the first half of 2021, net income attributable to ordinary shareholders was RMB5.9 million, as compared to net loss attributable to ordinary shareholders of RMB30.4 million from the same period in 2020.

●

Net margin attributable to ordinary shareholders for the second quarter of 2021 was 2.1%, as compared to negative 9.7% (-9.7%) from the corresponding period in 2020. For the first half of 2021, net margin attributable to ordinary shareholders was 3.3%, compared to negative 14.8% (-14.8%) for the same period in 2020.

●

Net income attributable to ordinary shareholders per basic and diluted American depositary share (“ADS”) for the second quarter of 2021 was RMB0.06 and RMB0.06, respectively, as compared to net loss attributable to ordinary shareholders per basic and diluted ADS of RMB0.31 and RMB0.31, respectively, from the corresponding period in 2020. For the first half of 2021, net income attributable to ordinary shareholders per basic and diluted ADS was RMB0.18 and RMB0.18, respectively, as compared to net loss attributable to ordinary shareholders per basic and diluted ADS of RMB0.91 and RMB0.91, respectively, for the same period in 2020.

●	Adjusted Net Income (non-GAAP)
●

Adjusted net income attributable to ordinary shareholders (non-GAAP) for the second quarter of 2021 was RMB5.5 million, as compared to adjusted net loss attributable to ordinary shareholders of RMB10.1 million from the corresponding period in 2020. For the first half of 2021, non-GAAP net income attributable to ordinary shareholders was RMB9.8 million, as compared to adjusted net loss attributable to ordinary shareholders of RMB27.3 million from the same period in 2020.

●

Adjusted net margin attributable to ordinary shareholders (non-GAAP) for the second quarter of 2021 was 5.8%, as compared to negative 9.4% (-9.4%) from the corresponding period in 2020. For the first half of 2021, non-GAAP net margin attributable to ordinary shareholders was 5.5%, as compared to negative 13.3% (-13.3%) for the same period in 2020.

●

Adjusted net income attributable to ordinary shareholders per diluted ADS (non-GAAP) for the second quarter of 2021 was RMB0.17, as compared to adjusted net loss attributable to ordinary shareholders per diluted ADS (non-GAAP) of RMB0.30 from the corresponding period in 2020. For the first half of 2021, non-GAAP net income attributable to ordinary shareholders per diluted ADS was RMB0.29, as compared to adjusted net loss attributable to ordinary shareholders per diluted ADS (non-GAAP) of RMB0.81 for the same period in 2020.

Balance Sheet and Cash Flow

As of June 30, 2021, the Company had RMB596.9 million in cash, cash equivalents and restricted cash, as compared to RMB657.2 million as of December 31, 2020.

Net cash provided by operating activities during the second quarter of 2021 was RMB11.6 million, as compared to RMB41.8 million from the corresponding period in 2020, primarily due to the change in working capital. For the first half of 2021, net cash used in operating activities was RMB2.8 million, as compared to net cash provided by operating activities of RMB20.6 million from the corresponding period in 2020.

Net cash used in investing activities during the second quarter of 2021 was RMB27.0 million, as compared to RMB15.2 million from the corresponding period in 2020, primarily due to the payment for short term loan. For the first half of 2021, net cash used in investing activities was RMB57.5 million, as compared to RMB17.2 million from the corresponding period in 2020.

Net cash used in financing activities during the second quarter of 2021 was nil, the same as the corresponding period in 2020. For the first half of 2021, net cash used in financing activities was nil, as compared to RMB7.1 million from the corresponding period in 2020, primarily due to the repurchase of shares in 2020.

CONFERENCE CALL

Jupai’s management will host an earnings conference call on September 24, 2021 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time).

Please register in advance for the conference call using the link provided below. Upon registering, you will be provided with a calendar invite with participant dial-in numbers, passcode, and a unique access pin by email. To join the conference, simply dial the number you receive after preregistering, enter the passcode followed by your pin, and you will join the conference instantly.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/2829449

A replay of the conference call may be accessed by phone at the following number until October 2, 2021:

U.S./International:	+1-855-452-5696 or +61-2-8199-0299
Mainland China:	400-602-2065
Hong Kong:	800-963-117
Singapore:	800-616-2305
Passcode:	2829449

Additionally, a live and archived webcast will be available at http://jupai.investorroom.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and loss on litigation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures as set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and loss on litigation, to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income attributable to ordinary shareholders, non-GAAP net income attributable to ordinary shares per diluted ADS and non-GAAP net margin attributable to ordinary shareholders provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares, share options and loss on litigation. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT JUPAI HOLDINGS LIMITED

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jupai's strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company’s industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in China’s real estate industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; and the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Jupai Investor Relations

Email: ir@jpinvestment.cn

Philip Lisio

The Foote Group

Phone: +86 (10) 8429 9544

Email: Jupai-IR@thefootegroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Jupai Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In RMB or USD, as indicated)

	As of
	December 31,	June 30,	December 31,	June 30,
	2020	2021	2020	2021
	RMB'000	RMB'000	USD[4]'000	USD[5]'000
Assets
Current assets:
Cash and cash equivalents	630,417	569,328	96,616	88,178
Restricted cash	26,819	27,579	4,110	4,272
Short-term investment	-	657	-	102
Accounts receivable	7	-	1	-
Other receivables	61,255	87,194	9,388	13,504
Amounts due from related parties	20,182	20,034	3,093	3,103
Other current assets	16,034	11,301	2,457	1,750
Total current assets	754,714	716,093	115,665	110,909
Long-term investments	218,950	218,950	33,556	33,911
Investment in affiliates	100,342	122,678	15,378	19,000
Amounts due from related parties — non-current	229,155	228,907	35,119	35,453
Property and equipment, net	17,094	16,829	2,620	2,607
Intangible assets, net	34,177	32,500	5,238	5,034
Other non-current assets	13,539	11,928	2,075	1,847
Right-of-use assets	39,119	30,808	5,995	4,772
Deferred tax assets	4,312	4,161	661	644
Total Assets	1,411,402	1,382,854	216,307	214,177
Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	57,926	49,737	8,877	7,703
Income tax payable	85,592	85,107	13,118	13,181
Other tax payable	2,644	894	405	138
Amounts due to related parties — current	16,626	16,689	2,548	2,585
Deferred revenue from related parties	10,364	9,719	1,588	1,505
Deferred revenue	8,599	9,481	1,318	1,469
Other current liabilities	59,760	50,935	9,159	7,889
Total current liabilities	241,511	222,562	37,013	34,470
Deferred revenue — non-current from related parties	11,425	578	1,751	90
Deferred revenue — non-current	1,284	1,191	197	184
Operating Lease Liabilities — non-current	12,620	10,201	1,934	1,580
Total Liabilities	266,840	234,532	40,895	36,324
Equity	1,144,562	1,148,322	175,412	177,853
Total Liabilities and Total Shareholders' Equity	1,411,402	1,382,854	216,307	214,177

[4]

The conversion of Renminbi (RMB) into U.S. dollars (US$) in this column is based on the noon buying rate on December 31, 2020, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 6.525 to US$1.00.

[5]

The conversion of Renminbi (RMB) into U.S. dollars (US$) in this column is based on the noon buying rate on June 30, 2021, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 6.4566 to US$1.00.

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB or USD, as indicated, except for ADS data and per ADS data)

	Three months ended
	June 30,	June 30,	June 30,	June 30,
	2020	2021	2020	2021
	RMB'000	RMB'000	USD[6]'000	USD[7]'000
Revenues
Third party revenues	60,316	72,574	8,537	11,241
Related party revenues	48,516	23,621	6,867	3,658
Total revenues	108,832	96,195	15,404	14,899
Taxes and surcharges	(395)	(538)	(56)	(84)
Net revenues	108,437	95,657	15,348	14,815
Operating costs and expenses:
Cost of revenues	(62,142)	(41,893)	(8,796)	(6,488)
Selling expenses	(24,116)	(17,324)	(3,413)	(2,683)
General and administrative expenses	(42,686)	(37,835)	(6,042)	(5,860)
Government subsidies	6,584	1,638	932	254
Total operating cost and expenses	(122,360)	(95,414)	(17,319)	(14,777)
Income (loss) from operations	(13,923)	243	(1,971)	38
Interest income	1,450	2,245	205	348
Investment income (loss)	822	(552)	116	(86)
Other income	1,404	81	200	12
Total other income	3,676	1,774	521	274
Income (loss) before taxes and loss from equity in affiliates	(10,247)	2,017	(1,450)	312
Income tax benefit	1,352	134	191	21
Loss from equity in affiliates	(2,182)	(823)	(309)	(128)
Net income (loss)	(11,077)	1,328	(1,568)	205
Net loss attributable to non-controlling interests	585	689	83	107
Net income (loss) attributable to ordinary shareholders	(10,492)	2,017	(1,485)	312
Net income (loss) per ADS:
Basic	(0.31)	0.06	(0.04)	0.01
Diluted	(0.31)	0.06	(0.04)	0.01
Weighted average number of ADSs used in computation:
Basic	33,446,631	33,225,174	33,446,631	33,225,174
Diluted	33,446,631	33,276,019	33,446,631	33,276,019

[6]

The conversion of data from Renminbi (RMB) into U.S. dollars (US$) for three months ended and six months ended June 30, 2020 in this table and the following tables is based on the noon buying rate on June 30, 2020, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 7.0651 to US$1.00.

[7]

The conversion of data from Renminbi (RMB) into U.S. dollars (US$) for three months ended and six months ended June 30, 2021 in this table and the following tables is based on the noon buying rate on June 30, 2021, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 6.4566 to US$1.00.

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB or USD, as indicated, except for ADS data and per ADS data)

	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2020	2021	2020	2021
	RMB'000	RMB'000	USD'000	USD'000
Revenues
Third party revenues	122,649	118,748	17,360	18,392
Related party revenues	82,923	60,946	11,737	9,439
Total revenues	205,572	179,694	29,097	27,831
Taxes and surcharges	(547)	(362)	(78)	(56)
Net revenues	205,025	179,332	29,019	27,775
Operating costs and expenses:
Cost of revenues	(124,139)	(79,308)	(17,571)	(12,283)
Selling expenses	(44,040)	(35,234)	(6,233)	(5,457)
General and administrative expenses	(78,034)	(62,965)	(11,045)	(9,752)
Government subsidies	15,133	1,874	2,142	290
Total operating cost and expenses	(231,080)	(175,633)	(32,707)	(27,202)
Income (loss) from operations	(26,055)	3,699	(3,688)	573
Interest income	2,630	3,337	372	517
Investment income (loss)	1,797	(620)	255	(96)
Other income (loss)	1,788	(262)	253	(41)
Total other income	6,215	2,455	880	380
Income (loss) before taxes and loss from equity in affiliates	(19,840)	6,154	(2,808)	953
Income tax expense	(11,318)	(207)	(1,602)	(32)
Loss from equity in affiliates	(4,495)	(428)	(636)	(66)
Net income (loss)	(35,653)	5,519	(5,046)	855
Net loss attributable to non-controlling interests	5,268	406	745	63
Net income (loss) attributable to ordinary shareholders	(30,385)	5,925	(4,301)	918
Net income (loss) per ADS:
Basic	(0.91)	0.18	(0.13)	0.03
Diluted	(0.91)	0.18	(0.13)	0.03
Weighted average number of ADSs used in computation:
Basic	33,564,331	33,224,069	33,564,331	33,224,069
Diluted	33,564,331	33,287,941	33,564,331	33,287,941

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB or USD, as indicated)

	Three months ended
	June 30,	June 30,	June 30,	June 30,
	2020	2021	2020	2021
	RMB'000	RMB'000	USD'000	USD'000
Net income (loss)	(11,077)	1,328	(1,568)	205
Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation adjustment	(224)	(3,872)	(32)	(599)
Other comprehensive loss	(224)	(3,872)	(32)	(599)
Comprehensive loss	(11,301)	(2,544)	(1,600)	(394)
Less: Comprehensive loss attributable to non-controlling interests	(585)	(655)	(83)	(101)
Comprehensive loss attributable to ordinary shareholders	(10,716)	(1,889)	(1,517)	(293)

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB or USD, as indicated)

	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2020	2021	2020	2021
	RMB'000	RMB'000	USD'000	USD'000
Net income (loss)	(35,653)	5,519	(5,046)	855
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustment	3,527	(2,193)	499	(340)
Other comprehensive income (loss)	3,527	(2,193)	499	(340)
Comprehensive income (loss)	(32,126)	3,326	(4,547)	515
Less: Comprehensive loss attributable to non-controlling interests	(5,305)	(382)	(751)	(59)
Comprehensive income (loss) attributable to ordinary shareholders	(26,821)	3,708	(3,796)	574

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data, per ADS data and percentages)

	Three months ended
	June 30,	June 30,
	2020	2021
	RMB'000	RMB'000
Net margin attributable to ordinary shareholders	-9.7%	2.1%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	-9.4%	5.8%
Net income (loss) attributable to ordinary shareholders	(10,492)	2,017
Adjustment for share-based compensation (net of tax effect of nil for both three months ended June 30, 2020 and 2021)	347	87
Adjustment for loss on litigation (net of tax effect of nil for both three months ended June 30, 2020 and 2021)	-	3,434
Adjusted net income (loss) attributable to ordinary shareholders (non-GAAP)	(10,145)	5,538
Net income (loss) attributable to ordinary shareholders per ADS, diluted	(0.31)	0.06
Adjusted net income (loss) attributable to ordinary shareholders per ADS, diluted (non-GAAP)	(0.30)	0.17
Weighted average number of ADSs used in computation:
Diluted	33,446,631	33,276,019

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data, per ADS data and percentages)

	Six months ended
	June 30,	June 30,
	2020	2021
	RMB'000	RMB'000
Net margin attributable to ordinary shareholders	-14.8%	3.3%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	-13.3%	5.5%
Net income (loss) attributable to ordinary shareholders	(30,385)	5,925
Adjustment for share-based compensation (net of tax effect of nil for both six months ended June 30, 2020 and 2021)	3,048	434
Adjustment for loss on litigation (net of tax effect of nil for both six months ended June 30, 2020 and 2021)	-	3,434
Adjusted net income (loss) attributable to ordinary shareholders (non-GAAP)	(27,337)	9,793
Net income (loss) attributable to ordinary shareholders per ADS, diluted	(0.91)	0.18
Adjusted net income (loss) attributable to ordinary shareholders per ADS, diluted (non-GAAP)	(0.81)	0.29
Weighted average number of ADSs used in computation:
Diluted	33,564,331	33,287,941